Mail Stop 4-6

								August 27, 2004

Robert L. Howard-Anderson
President and Chief Executive Officer
Occam Networks, Inc.
77 Robbin Hill Road
Santa Barbara, CA  93117

 	Re:    	Occam Networks, Inc.
		Preliminary Proxy Statement
		Filed on August 12, 2004
		File No. 0-30741

Dear Mr. Howard-Anderson:

We have limited our review of your filing to matters relating to proposal one, specifically the increase in the number of authorized shares and the re-adoption of the supermajority voting provisions in the certificate of incorporation. Based on this limited review, we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Below, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Proposal One:  Amendment to Increase Authorized Shares
1. We are unable to discern your existing capital structure based on the information provided. Please disclose in a table or similar format for both your existing and proposed capital structure, the number of shares your common stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved.
2. Please tell us and disclose if applicable the effect of an unfavorable vote on the proposal to increase the number of authorized shares of common stock in connection with the purposes listed on page
7. Will a negative vote have any impact on the contractual obligations between the Company and the holders of the Series A-2 preferred?
3. We note that you intend to conduct a rights offering and that you have made several public announcements regarding your intent. It appears that you are relying on Rule 135 in issuing these various notices regarding the rights offering. If so, please provide us with your analysis of how the notices you have issued comply with Rule 135.
4. We note that you have included under proposal one the re-adoption of the supermajority voting provisions in the certificate of incorporation. The issues of increasing the number of authorized shares of common stock and revising the voting requirement for certain articles of the certificate of incorporation are separate issues that should be presented separately. To the extent that the proposal to increase the number of authorized shares depends on the passage of the proposal to change the voting requirement, please include a discussion in each proposal describing the interrelationship between the two proposals and the impact of a negative vote on the related proposal. In addition, note that you must include a separate line item on the proxy card for the revised proposal. See SEC Release No. 34-31326.
5. Revise the disclosure regarding the plans to increase authorized shares and re-adopt a supermajority voting requirement for certain of your articles so that it conforms in all material respects with anti-takeover disclosure guidelines outlined in SEC Release 34-15230.
Note specifically that all of the information which is related to the proposal should be set forth in one place in the materials and that if disclosure in more than one place cannot be avoided, cross-references may be used. In addition, when more than one anti-takeover proposal is included in the proxy statement, they should not be separated by unrelated proposals and should be set forth in a prominent place.
6. What other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders. See also SEC Release 34-15230 regarding specific disclosure guidelines relating to supermajority voting provisions.


	Except for above-cited matters, we have not and do not intend to conduct any review of the information statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

An amended filing should be filed on the Commission`s EDGAR system. In conjunction with your filing, please address the staff`s comments in a response letter. Any questions should be directed to Maryse Mills-Apenteng at (202) 942-1861. If you need further assistance, you may contact Mark P. Shuman at (202) 942-1818.

							Sincerely,



							Barbara C. Jacobs
							Assistant Director

cc:  	Ron Hughes, Corporate Counsel
	Occam Networks, Inc.